A. M. Castle & Co.

LARRY A. BOIK

Vice President-Finance & CFO

October 4, 2006

Ms. Tracie Towner

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-7010

Re:	A. M. Castle & Co.
File No. 1-5415

Dear Mr. Hiller:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the Staff) received by letter dated September 5, 2006 relating to A. M. Castle & Co.’s (“Company” or “we”) Form 10-K filing for the fiscal year ended December 31, 2005, filed on March 31, 2006 (the Form 10-K).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response.

Comment

1.    We note you present the measures “cost of material sold” and “gross material margin” in your statements of operations. The labeling utilized suggests the measures should be synonymous with the GAAP based measures “costs of sales” and “gross margin”. However, [if] you are endeavoring to present non-GAAP measures, please understand that the guidance in Item 10(e)(1)(ii)(C) of Regulation S-K generally precludes displaying such measures on the face of the financial statements or in the accompanying notes. Please address the following points which also pertain to your disclosures in MD&A, quarterly information in Note 14, and subsequent interim reports on Form 10-Q.

(a)	Given the amounts reported as DD&A expense on page 20, and your narrative on page 22, it appears you have not included any portion of these

3400 North Wolf Road, Franklin Park, Illinois 60131

(847) 349-2576 Fax (847) 455-6930

Email: lboik@amcastle.com

United States Securities and Exchange Commission

September 28, 2006

costs in your cost of materials measure. Unless you believe that no portion of DD&A expense is attributable to cost of sales, you may need to revise your measure of gross material margin to reflect all costs of sales, as the accommodation available under SAB Topic 11:B for separate presentation of DD&A expense does not extend to measures of gross margin.

(b)

We note that you have included warehouse personnel, processing, shipping and handling and selling expenses within operating expenses in your statements of operations, but excluded from your gross material margin measures. Some of these costs appear to be those commonly regarded as attributable to costs of sales. And although the guidance in EITF 00-10 provides some accommodation for alternative presentations of shipping and handling fees, the SEC observer remarks in paragraph 8 of that guidance clarify that any presentation that results in an incomplete measure of gross profit should be evaluated for significance. Given the amounts of these costs that you disclose, it appears you may need to restate your financial statements to reflect all costs of sales in your measures of gross material margin for each period shown.

Response

To assist the users of our financial statements in understanding our business and comparing it to other businesses (mainly manufacturing companies), we have captions in our statement of operations that we believe clearly describe their nature and have included disclosure in our MD&A and in the footnotes to the financial statements to more fully describe the components of the costs and expenses included in certain expense line items. We believe this presentation adds clarity and transparency for the users of our financial statements.

The “cost of material sold” and “gross material margin” measures presented in our statement of operations are not intended to be non-GAAP measures. We acknowledge that these are not the same captions used by many other registrants; however, the use of these captions is simply intended to more clearly describe our operations as a distributor. As such, we do not believe that the guidance in Item 10(e)(1)(ii)(C) of Regulation S-K applies to the presentation of our statement of operations.

United States Securities and Exchange Commission

September 28, 2006

Given the nature of our operations as a metals and plastics distribution business, we believe our presentation is in conformance with GAAP in that it presents costs of materials sold consistent with the costs we capitalize into inventory and the nature of our business. As background, the Company purchases raw material from various mill producers. The Company stocks these materials in its facilities and subsequently sells them in quantities or sizes that are less than mill minimum (i.e., required purchase minimum quantity or size from our supplier) to various customers.

The Company’s value-add to its customers is our ability to provide quick delivery, frequently overnight, of a wide variety of metals and plastic products, and our ability to ship stock lengths in quantities less than mill minimum or less than stock size, which allows our customers to reduce their own inventory investment. Many of our customer transactions simply involve shipments of material in quantities less than the mill minimum quantities, and we believe the minimal processing activities performed on certain customer transactions (such as cutting) are not similar to the activities performed by a manufacturing company. The Company does not perform any assembly or change the properties of the material it sells. It is subsequently processed and manufactured into the necessary component by the customer.

In this respect our operations differ from many companies that manufacture product where the value-add comes from their manufacturing processing activities, and therefore, our statement of operations presentation differs from such companies. The Company believes that it is appropriate to exclude from its gross material margin calculation depreciation, warehousing personnel, processing, and shipping/handling expenses since we believe those expenses are not directly attributable to the shipped material itself, but are more a function of the inventory handling and facility maintenance activities inherent in our business. As an example, a significant portion of our shipping and handling expenses is derived from

United States Securities and Exchange Commission

September 28, 2006

the movement of inventory within and between our facilities versus direct customer transactions. Further, in reference to your specific comment, we do not believe that depreciation is attributable to our cost of materials sold. In our opinion, such activities and expenditures are not a material part of the value-add we provide to customers and therefore we exclude such expenses from our margin presentation.

We further note that the majority of metals distribution companies, who are also SEC registrants, present in their Form 10-K filings, a measure of gross profit (in their Selected Financial Data section) that is calculated the same as the measure we present as “gross material margin,” and therefore we believe our “gross material margin” measure is comparable to these companies. (Note: These companies do not present a measure of gross profit on their income statement, as their income statement presentation reflects all costs and expenses in one ‘expense’ section without a gross profit, or gross margin, sub-total measure. Such presentation has line items for costs and expenses which are the same as, or similar too, the line items and captions we present, including separate line items for cost of material sold and for depreciation.)

Comment

2. We note that you adopted SFAS 123R on October 1, 2005 using the modified retrospective method. However, the amounts reported in your statements of operations for net income/(loss) applicable to common stock appear to be inconsistent with the requirements of Paragraph 76 of SFAS 123(R). Please tell us why your restated amounts are not consistent with the related pro forma measures previously disclosed.

Response

We note that paragraph 76 of SFAS 123R states that adjustments to prior period financial statements should be made “to give effect to the fair-value-based method of accounting for awards granted, modified, or settled in cash in fiscal years beginning

United States Securities and Exchange Commission

September 28, 2006

after December 15, 1994, on a basis consistent with the pro forma disclosures required for those periods by Statement 123, as amended by FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”, and by paragraph 30 of APB Opinion No. 28,” Interim Financial Reporting”. Accordingly, compensation cost and the related tax effects will be recognized in those financial statements as though they had been accounted for under Statement 123. Changes to amounts as originally measured on a pro forma basis are precluded.”

In the Company’s preparation for the early adoption of SFAS 123(R) following the modified retrospective application approach, we continued to use the Black-Scholes model for determining the fair value basis of our share-based compensation, and therefore believe we have used a basis consistent with the pro forma amounts previously presented in our footnote disclosures. In reviewing the previously presented pro forma calculations, however, we noted minor errors in those calculations, principally in certain years, the risk free discount rates used in the pro forma calculations were as of the year end date, rather than the grant date. The correction of those errors, while minor, produced a more accurate presentation than that which had been presented in prior Form 10-K filings. The differences noted were not material to the presentation of the financial statements. Specifically, share-based compensation expense in 2004 and in 2003, upon recalculation, changed approximately 1% and 2% of net income for the respective periods, and on a total basis, for the period 1995 – 2004, recalculated, cumulative share based compensation expense was reduced by approximately $500,000, or less than 1% of cumulative net income reported in our Form 10-K filings over that same period.

Accordingly, we believe the accounting and presentation made with respect to the early adoption of SFAS 123(R) was appropriate and consistent with the requirement, and intent, of Paragraph 76 as the same valuation methodology was followed in computing the adjustments necessary to retroactively apply SFAS 123R as was used in the original pro forma disclosures under SFAS 123. The correction of errors

United States Securities and Exchange Commission

September 28, 2006

as noted above did not materially change the share based compensation expense for any annual period or in total over the cumulative 1995-2004 period. The presentation disclosed represents a more appropriate accounting treatment versus using the pro forma amounts previously presented which, at the time of the filing, were known to be incorrect fair value computations. Hence, the Company chose to disclose the correct amounts for each period versus previously filed incorrect information.

Comment

3. Please request that your auditors amend their consent to include the name of their firm and file it with an amendment to your document.

Response

The omission of our auditor’s firm name on the consent was a clear oversight. The original consent provided by our auditors was signed by them and the mistake was made in preparing our electronic filing.

Upon your satisfaction with our presentation above and the response to the questions you raised, it is the intent of the Company to file a revised Consent of Registered Public Accounting Firm reflecting the firm’s name, through a Form 10-K Amendment filing.

In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

September 28, 2006

If the Commission wishes further explanation or information regarding the above please do not hesitate to contact the undersigned.

Sincerely,

/s/ Lawrence A. Boik
Lawrence A. Boik
Vice President & Chief Financial Officer

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cc:	Ms. Tracie Towner

United States Securities and Exchange Commission